                         SIMPSON THACHER & BARTLETT LLP
                              425 LEXINGTON AVENUE
                            NEW YORK, N.Y. 10017-3954
                                 (212) 455-2000
                            FACSIMILE (212) 455-2502



Direct Dial Number                                               E-Mail Address
(212) 455-2664                                               tcrider@stblaw.com


                                                    September 30, 2004

           Re:  Schedules TO-T filed September 1, 2004 with respect to
                Tele Leste Celular Participacoes S.A. (File No. 5-79099),
                Tele Sudeste Celular Participacoes S.A. (File No. 5-59155) and Tele Centro Oeste Celular Participacoes S.A. (File No. 5-60699)


Chris B. Edwards
Attorney-Advisor
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Dear Mr. Edwards:

            On behalf of our clients Brasilcel N.V. ("Brasilcel"), Telesp Celular Participacoes S.A. ("TCP"), Portugal Telecom, SGPS, S.A. ("Portugal Telecom"), Telefonica Moviles, S.A. ("Telefonica Moviles") and PT Moveis, SGPS, S.A. ("PT Moveis"), we set forth below certain supplemental information in response to the questions asked by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") by telephone on September 29, 2004 concerning the tender offer statements on Schedule TO-T filed by Brasilcel, Portugal Telecom, Telefonica Moviles and PT Moveis with respect to a portion of the common shares and preferred shares of Tele Leste Celular Participacoes S.A. ("Tele Leste") and Tele Sudeste Celular Participacoes S.A. ("Tele Sudeste") and the tender offer statement on Schedule TO-T filed by TCP, Brasilcel, Portugal Telecom, Telefonica Moviles and PT Moveis (collectively, the "Bidders") with respect to a portion of the preferred shares of Tele Centro Oeste Celular Participacoes S.A. ("TCO" and, together with Tele Leste and Tele Sudeste, the "Targets") on September 1, 2004.

ADS QUALIFICATION DATE

            In Comment 2 of its letter dated September 10, 2004 (the
"Comment Letter"), the Staff noted that holders of American Depositary Shares ("ADSs") who are participating in the tender offer through The Bank of New York, as receiving agent, must qualify for the tender offer by tendering the ADSs to the receiving agent by 5:00 p.m. on October 1, 2004

Chris B. Edwards                      -2-                    September 30, 2004

(the "ADS Qualification Date") and that holders of common or preferred shares must qualify for the tender offer through their brokers by 4:00 p.m. on October 7, 2004 (the "Share Qualification Date"). You asked us to explain the purpose of the qualification procedure and the reason that the ADS Qualification Date occurs before the Share Qualification Date. We responded in our letter dated September 21, 2004 (the "Response Letter"). In our conversation yesterday, you asked for further clarification of the reasons for the difference between the ADS Qualification Date and the Share Qualification Date.

            There are four business days between the ADS Qualification Date and the Share Qualification Date. Of those four business days:

            - one business day is needed to enable the receiving agent to collect tenders of ADSs, calculate the aggregate number of preferred shares underlying those ADSs and qualify with the broker it selects before the Share Qualification Date; and

            - three business days are needed to allow ADS holders to use customary guaranteed delivery procedures.

            With respect to the one business day mentioned in the first bullet point above, we note that the receiving agent participates in the tender offer in Brazil through a broker in the same manner as direct holders of common shares or preferred shares. We consulted with The Bank of New York when the Bidders were developing the timetable and were told that they needed one business day to ensure that they could take all the steps described in the first bullet point by 4:00 p.m., New York City time, on the Share Qualification Date.

            Further, with respect to the three additional business days needed to enable the use of guaranteed delivery procedures, the Bidders' initial preference was to eliminate the use of guaranteed delivery procedures so that the ADS Qualification Date could be scheduled as one business day before the Share Qualification Date. However, when we consulted with the New York Stock Exchange ("NYSE") on behalf of the Bidders as to whether we might forego the use of those procedures, the NYSE advised us that it believed that the use of guaranteed delivery procedures was customary in tender offers such as these, that ADS holders would expect to be able to use guaranteed delivery procedures and that eliminating those procedures created the potential for a strain on ordinary trading activity. The NYSE advised us that it believed that the benefits of allowing the use of guaranteed delivery procedures (including its interest in ensuring an orderly trading market for the ADSs) outweighed any inconvenience caused by the consequent need to schedule the ADS Qualification Date three business days earlier than would otherwise be necessary.

            In this regard, we emphasize that allowing the use of guaranteed delivery procedures enables a person to qualify for the tender offer prior to the ADS Qualification Date even if the person does not have possession on that date of the ADSs tendered to the receiving agent. The guaranteed delivery procedures are designed, in part, so that a person could then purchase ADSs in the market no later than the ADS Qualification Date for

Chris B. Edwards                      -3-                    September 30, 2004

settlement three NYSE trading days later (i.e., October 6, 2004) and deliver the ADSs to the receiving agent on that settlement date. The NYSE advised us that if guaranteed delivery were not available, any person wishing to participate in the tender offer who purchased ADSs fewer than three NYSE trading days before the deadline for participation in the tender offer would be forced to arrange a same-day cash trade (in which they would receive delivery of the ADSs on the same day as they paid the purchase price) or a next-day delivery trade (in which the ADSs would be delivered on the following day). In both instances, they would face the added burden of making special arrangements through their broker for settlement outside the normal settlement process, which provides for settlement three trading days after the purchase of the shares. In addition, because we understand that the market practice for tender offers such as these is to offer guaranteed delivery, eliminating guaranteed delivery would create the potential for confusion among investors who expected to be able to trade ADSs up to the qualification deadline and still participate in the tender offer with respect to ADSs acquired in those trades.

            In view of the Bidders' concern with ensuring orderly trading in the ADSs, avoiding confusion among investors and allowing the flexibility that the market expects, the Bidders believe that the date selected as the ADS Qualification Date is reasonable. In preparing this response, we have again reviewed the substance of this response with the NYSE.

            We further note that the offers to purchase disclose that ADS holders may also participate in the tender offers by withdrawing the preferred shares underlying the ADSs from the ADS facility and qualifying for a tender of shares by the later Share Qualification Date.

TERMINATION OR MODIFICATION UNDER BRAZILIAN LAW

            In Comment 11 of the Comment Letter, the Staff inquired whether the Bidders may terminate the tender offers after the Expiration Date (as defined in the offers to purchase) pursuant to the Brazilian law provision described in the last paragraph of Section 6 - "Conditions to the Tender Offer" of the offers to purchase. Under that provision, which is a statutory provision of Brazilian law, Brasilcel or TCP, as the case may be, is permitted to terminate or modify the terms of the tender offer if a substantial and unforeseeable change in the facts and circumstances existing on the date of the offers to purchase has occurred that materially increases the risks assumed by Brasilcel or TCP, as the case may be, in connection with the tender offer. In this letter, we refer to this legal provision as the "Statutory Termination Provision." In the Response Letter, we advised the Staff that it was our understanding that the Bidders could terminate the offers pursuant to this paragraph until the respective beginnings of the auctions on October 8, 2004. In our conversation yesterday, you asked for further background regarding this provision and its use in Brazilian tender offers.

Chris B. Edwards                      -4-                    September 30, 2004

            We have been advised by Brazilian counsel that the Statutory Termination Provision arises under the Brazilian Civil Code and a specific regulation of the Brazilian Securities Commission (Comissao de Valores Mobiliarios, or "CVM"), Instruction No. 361 dated March 5, 2002. Brazilian counsel has advised us that they have reviewed the registered tender offers in Brazil since that date and have not found any instance of the exercise of the Statutory Termination Provision. In addition, Brazilian counsel advised us that they spoke with the Sao Paulo Stock Exchange to ascertain whether the provision may have been exercised in an unregistered transaction and were informed that the Sao Paulo Stock Exchange was not aware of any exercise of the provision.

            It is our understanding that in registered tender offers in Brazil, the Statutory Termination Provision can be invoked only if, in the judgment of the CVM, a substantial and unforeseeable change of the type described in the preceding paragraph has occurred. Because the tender offers by the Bidders are not registered in Brazil, Brazilian law does not provide for CVM concurrence that such a change has occurred. If such a change arose, however, the Bidders would invoke the Statutory Termination Provision only after informal consultations with the CVM and after careful evaluation of the effect on shareholders who have tendered their shares.

FEES OF THE DEPOSITARY

            Finally, in response to the Staff's question, we note that the fee payable to The Bank of New York, as depositary under the ADS programs of the Targets (the "Depositary"), for the cancellation of ADSs by ADS holders participating in the tender offer is simply the fee to which the Depositary is contractually entitled in the event of any cancellation of an ADS under the existing deposit agreements between the Depositary and the Targets. It is not the result of any separate agreement entered into in contemplation of these offers. We can also confirm that the level of cancellation fees is consistent with market practice.

                                      * * *

            Please do not hesitate to contact S. Todd Crider at (212)455-2664 or John C. Ericson at (212) 455-3520 with any questions or comments.


                                          Very truly yours,

                                          /s/ S. Todd Crider

                                          S. Todd Crider